UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-41674

Shengfeng Development Limited

(Translation of registrant’s name into English)

Shengfeng Building, No. 478 Fuxin East Road
Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China 350001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignations and Appointments of Directors

On May 31, 2025, Dan Liu resigned as a member of the board of directors (the “Board”) of Shengfeng Development Limited, a Cayman Islands limited company (the “Company”) and as the chairperson of the Compensation Committee, a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board, effective immediately. Ms. Liu has advised the Board that her resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Also, on May 31, Mr. Zhiping Yang resigned as a member of the Board, effective immediately. Mr. Yang has advised the Board that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Immediately upon resignations of Ms. Liu and Mr. Yang, the Board appointed each of Dr. Jin Wang and Mr. Guoping Zheng, our Chief Financial Officer and Vice President, as a member of the Board, effective immediately, to fill in the vacancy created by the resignation of Ms. Liu and Mr. Yang, each to serve one year until the Company’s 2025 annual meeting of shareholders, and until his earlier resignation, death, or removal.

The Board has determined that Dr. Wang is an “independent” director within the meaning of Nasdaq Listing Rule 5605(a)(2) and Dr. Wang also satisfies Rule 10A-3 under the Securities Exchange Act of 1934. Dr. Wang will be serving on the Board as a non-employee, independent director. The Board also appointed Mr. Wang as the Chairman of the Compensation Committee, a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board of the Company, effective immediately.

Jin Wang, 59, is a co-founder and Vice Chairman of the New Energy International Investment Alliance since 2018, and in that capacity, he has driven cross-sector collaborations in renewable energy. Since 2015, he has served as President of the Guohe Energy Research Institute, focusing on energy policy and sustainable development. Between 2010 and 2022, he served as director of the NDRC’s International Energy Research Institute, which solidified his expertise in global energy governance.

Dr. Wang received his received his Bachelor’s degree in Mathematics from Yangzhou University in 1986; his Master’s Degree in National Economic Planning and Management from Renmin University of China in 1989, and his Ph.D. in Economics from Emory University, Georgia, USA 1996. We believe that Dr. Wang is qualified to serve on our Board due to his strategic insights in energy economics, leadership in institutional innovation, and contributions to advancing sustainable industry partnerships.

Dr. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Dr. Wang signed a director’s offer letter with the Company, which establishes certain terms and conditions governing his services to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.1.

Mr. Zheng signed a director’s offer letter with the Company, which establishes certain terms and conditions governing his services to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.2.

EXHIBIT LIST

Exhibit No.	Description
99.1	Director’s Offer Letter of Jin Wang
99.2	Director’s Offer Letter of Guoping Zheng

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shengfeng Development Limited

Date: June 3, 2025	By:	/s/ Yongxu Liu
		Name:	Yongxu Liu
		Title:	Chief Executive Officer

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